SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-

In the Matter of

BNP PARIBAS S.A.

787 Seventh Avenue

New York, NY 10019

Fischer Francis Trees & Watts, Inc.

200 Park Avenue, 11th Floor

New York, NY 10166

Bishop Street Capital Management Corp.

First Hawaiian Center

999 Bishop Street, Suite 2806

Honolulu, HI 96813

Impax Asset Management Ltd.

Norfolk House

31 St. James’s Square

London SW1Y 4JR

United Kingdom

June 30, 2014

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE

PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Betty Whelchel BNP Paribas S.A. 787 Seventh Avenue New York, NY 10019	Donald R. Crawshaw Wendy M. Goldberg Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004

This Application consists of 26 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

BNP Paribas S.A.

787 Seventh Avenue

New York, NY 10019

Fischer Francis Trees & Watts, Inc.

200 Park Avenue, 11th Floor

New York, NY 10166

Bishop Street Capital Management Corp.

First Hawaiian Center

999 Bishop Street, Suite 2806

Honolulu, HI 96813

Impax Asset Management Ltd.

Norfolk House

31 St. James’s Square

London SW1Y 4JR

United Kingdom

File No. 812-

: : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

I.	Introduction and Summary of Application

BNP Paribas S.A. (“BNPP”), Fischer Francis Trees & Watts, Inc. (“FFTW”), Bishop Street Capital Management Corp. (“BSCM”), and Impax Asset Management Ltd. (“IAM”) (each, an “Applicant” and collectively, “Applicants”), each respectfully submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for: (1) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (2) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceedings United States of America v. BNP Paribas, S.A. and The People of the State of New York against BNP Paribas, S.A.

As noted below, each of FFTW, BSCM and IAM serve as investment adviser (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“Funds”) (such activities, “Fund Service Activities”).1 A list of all Funds to which FFTW, BSCM and IAM serve as investment adviser as of the date of this Application is set out in Appendix A to this Application.

BNPP is party to this Application, but does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company. While no existing company of which BNPP is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) other than FFTW, BSCM and IAM currently serves as an investment adviser or depositor of any Fund, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end management investment company registered under the Act (“Open-End Fund”), unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which BNPP is an Affiliated Person and to any other company of which BNPP may become an Affiliated Person in the future (together with Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.2 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

II.	Background

A.	Applicants

BNPP is organized under the laws of France as a credit institution authorized and supervised according to the rules laid out by the French monetary code, Parts V and VII. In the United States it is a foreign bank, as defined in section 1(b)(7) of the International Banking Act (12 U.S.C. § 3101(7)). BNPP was created in 2000 from the merger of Banque Nationale de Paris (“BNP”) and Paribas, whose origins date back to 1848 and 1872, respectively. BNPP is a leading bank in the Eurozone, a major global bank and active in seventy-five countries with approximately 180,000 employees. BNPP has key positions in its three main areas of activity: retail banking, investment solutions and corporate and investment banking. In Europe, BNPP has four domestic markets (Belgium, France, Italy and Luxembourg) and BNP Paribas Personal Finance is the leader in consumer finance. BNPP is also developing its integrated retail banking model in countries around the Mediterranean basin, in Turkey and in Eastern Europe, and has a large network in the United States. Its Investment Solutions and Corporate & Investment Banking businesses are among the leaders in Europe and have a solid foothold in the Americas, as well as a robust and rapidly-growing presence in Asia-Pacific.

FFTW, a corporation formed under the laws of New York in 1973, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and is an indirect wholly owned subsidiary of BNPP. FFTW serves as sub-adviser to each Fund listed in Part 1 of Appendix A to this Application. The assets under management of the Funds for which FFTW serves as investment adviser were approximately $350 million as of May 31, 2014.

1             None of Applicants acts as principal underwriter to any Open-End Fund, as investment adviser to ESCs or as investment adviser, depositor or principal underwriter to investment companies that have elected to be treated as business development companies under the Act, registered unit investment trusts or registered face-amount certificate companies.

2             Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

BSCM, a corporation formed under the laws of Hawaii in 1999, is registered as an investment adviser under the Advisers Act and is an indirect, wholly owned subsidiary of BNPP. BSCM serves as investment adviser to each Fund listed in Part 2 of Appendix A to this Application. The assets under management of the Funds for which BSCM serves as investment adviser were approximately $333 million as of May 31, 2014.

IAM, a limited liability company formed under the laws of the United Kingdom in 1998, is a registered investment adviser under the Advisers Act. IAM is a subsidiary of a company listed on the Alternative Investment Market (“AIM”) market of the London Stock Exchange and BNPP indirectly owns 25.22% of such company’s shares. IAM serves as a sub-adviser to the Fund listed in Part 3 of Appendix A to this Application. The assets under management of the Fund for which IAM serves as sub-adviser were approximately $184 million as of June 17, 2014.

B.	The Information, the Plea Agreements and the Judgment

On June 30, 2014, the U.S. Department of Justice (the “Department of Justice”) and the Office of the U.S. Attorney for the Southern District of New York (the “SDNY”, and together with the Department of Justice, the “DOJ”) filed a notice of intent to file a one-count criminal information in the District Court for the Southern District of New York (the “District Court”) and the New York County District Attorney’s Office (“DANY”) filed a two-count criminal information in the Supreme Court of the State of New York, County of New York (the “Supreme Court”), respectively, against BNPP. The DOJ’s information, which will be filed on July 1, 2014, charges BNPP with conspiracy to commit an offense against the United States in violation of Title 18, United States Code, Section 371, by conspiring to violate the International Emergency Economic Powers Act (“IEEPA”), codified at Title 50, United States Code, Section 1701 et seq., and regulations issued thereunder, and the Trading with the Enemy Act (“TWEA”), codified at Title 50, United States Code Appendix, Section 1 et seq., and regulations issued thereunder. DANY’s information charged BNPP with the crime of falsifying business records in the first degree, in violation of Penal Law §175.10, and conspiracy in the fifth degree, in violation of Penal Law §105.05(1).

BNPP has agreed to resolve the action brought by DANY through a plea agreement dated June 30, 2014 and the action brought by the DOJ through a plea agreement to be presented to the court on July 1, 2014 (the “Plea Agreements”). Under the Plea Agreements, BNPP will plead guilty to the charges set out in the respective informations. Applicants expect that the District Court and the Supreme Court will enter judgments against BNPP that will require remedies that are materially the same as set forth in the Plea Agreements.

BNPP will admit that a total sum of $8,833,600,000 represents the proceeds traceable to the conspiracy to violate U.S. sanctions, and that this amount is subject to forfeiture (the “Total Forfeiture Amount”). BNPP will make four separate payments to: (1) DANY ($2.2434 billion); (2) the Board of Governors of the Federal Reserve System (the “Federal Reserve”) ($508 million); (3) the New York State Department of Financial Services (“DFS”) ($2.2434 billion), and the remainder to the DOJ. With respect to the United States Department of the Treasury’s Office of Foreign Asset Control (“OFAC”), BNPP agreed to pay the settlement amount of $963,619,900, which is deemed satisfied by the payment of the Total Forfeiture Amount. In addition, under federal law, BNPP will pay an additional fine in the amount of $140 million, representing twice the amount of pecuniary gain to BNPP as a result of the conduct underlying the Plea Agreements (including the conduct described in any of the exhibits to the Plea Agreements) (the “Conduct”).

According to the statement of facts that served as the basis for the Plea Agreements (the “Statement of Facts”)3, BNPP conducted transactions in U.S. dollars involving entities located in or

[3]	DANY and the DOJ each have their own Statements of Facts, but they are essentially identical.

controlled by countries subject to U.S. sanctions, including Sudan, Iran, and Cuba (“Sanctioned Entities”). BNPP engaged in the practice of using non-transparent payment messages and structured transactions to conceal U.S. dollar transactions involving the Sanctioned Entities. For example, BNPP failed to reference, removed the names of, and removed information identifying Sanctioned Entities so that the payments would not be blocked when transmitted through the United States. BNPP moved at least $8.8336 billion through the U.S. financial system on behalf of Sanctioned Entities in violation of U.S. sanctions laws, including transactions totaling at least $4.3 billion that involved Specially Designated Nationals (“SDNs”).4

1.	Sudanese Sanctions

BNPP, predominantly through its Swiss subsidiary, BNP Paribas (Suisse) S.A. (“BNPP Geneva”), processed U.S. dollar transactions with Sanctioned Entities, including transactions with Sudanese SDNs, which provided Sudanese banks and entities access to the U.S. financial system. BNPP processed thousands of U.S. dollar transactions with Sanctioned Entities, with a total value of approximately $6.4 billion. BNPP Geneva became the correspondent bank for a financial institution owned by the Government of Sudan, which allowed Sudanese banks to create U.S. dollar accounts and letters of credit with BNPP Geneva. Certain BNPP employees questioned BNPP’s involvement with the Sudanese banks, but the transactions did not cease.

BNPP modified and omitted references to Sudan and the names of the Sanctioned Entities in payment messages accompanying transactions to prevent the transactions from being blocked when they entered the United States, and BNPP moved transactions through unaffiliated, non-Sudanese, non-U.S. “satellite banks” to disguise the involvement of Sanctioned Entities in U.S. dollar transactions by making it appear that the transaction originated with the satellite bank instead of the Sanctioned Entity.

In 2004, the Federal Reserve Bank of New York (“FRB-NY”) and the New York State Banking Department (now known as the DFS) identified failures in BNPP’s compliance with the Bank Secrecy Act, and highlighted deficiencies in the monitoring of transactions with overseas clients by BNPP’s New York branch (the “New York Branch”). In response, BNPP agreed to enter into a Memorandum of Understanding (“MOU”) with the FRB-NY and DFS that required, among other things, that the New York Branch improve its systems for compliance with U.S. bank secrecy and sanctions laws. BNPP Geneva then began processing U.S. dollar payments involving Sanctioned Entities through an unaffiliated bank in the United States, relying on incorrect advice from outside counsel that stated that BNPP would not be penalized if it participated in prohibited transactions, so long as no U.S. branch of BNPP was involved. Approximately two years later, BNPP received additional legal advice stating that if a transaction is denominated in U.S. dollars, BNPP must take American sanctions into account when processing the transactions. However, due to the significance of the Sudanese business to BNPP Geneva, the prohibited transactions with Sanctioned Entities continued thereafter. In May 2007, OFAC contacted BNPP to raise concerns about BNPP Geneva’s Sudanese-related business. As a result BNPP engaged in a review of these transactions, and in June 2007, BNPP stopped its U.S. dollar business with Sudan.

2.	Iranian Sanctions

BNPP Paris processed payments on behalf of a client registered as a corporation in Dubai (the

4             An SDN appears on a list of individuals, groups, and entities subject to economic sanctions by OFAC. SDNs are individuals and companies, specifically designated as having their assets blocked from the U.S. financial system by virtue of being owned or controlled by, or acting for or on behalf of, targeted countries, as well as individuals, groups, and entities, such as terrorists and narcotics traffickers, designated under sanctions programs that are not country-specific.

“Iranian Controlled Company”), but controlled by an energy group in Iran, in connection with three letters of credit that facilitated the provision of liquefied petroleum gas to an entity in Iraq. BNPP’s “know your customer” documentation on the Iranian Controlled Company showed that it was owned by the Iranian energy group, which was in turn owned by an Iranian citizen.

The transactions involving the Iranian Controlled Company began at a time when OFAC permitted certain transactions involving Iranian entities so long as those transactions were between two non-U.S., non-Iranian banks (the “U-Turn Exemption”). BNPP’s transactions involving the Iranian Controlled Company initially complied with the U-Turn Exemption. OFAC revoked the U-Turn Exemption in 2008. In 2010, the DANY and the DOJ jointly approached BNPP regarding its involvement in transactions with sanctioned entities. Despite agreeing to commence an internal investigation into its compliance with U.S. sanctions and cooperate fully with New York State and U.S. authorities, BNPP continued to process the transactions until 2012. BNPP processed approximately $586.1 million in transactions with the Iranian Controlled Company.

BNPP also processed approximately $100.5 million in U.S. dollar payments involving an Iranian oil company following the revocation of the U-Turn Exemption. The payments were in connection with six letters of credit issued by BNPP that financed Iranian petroleum and oil exports.

3.	Cuban Sanctions

BNPP Paris, through Cuban banks and entities, as well as financial institutions outside of Cuba, processed U.S. dollar denominated financial transactions with Sanctioned Entities located in Cuba. BNPP participated in several U.S. dollar-denominated credit facilities designed to provide financing to various Cuban entities (the “Cuban Credit Facilities”). Similar to the Sudan transactions above, BNPP omitted references to Cuba or a Cuban entity in payment messages to prevent the transactions from being blocked when they entered the United States. If the payments were identified and blocked when they entered the United States, BNPP at times removed references to Cuba and then resubmitted the payments through an unaffiliated U.S. bank without that bank’s knowledge of the resubmittal. BNPP also employed a “fronting” structure, which layered the U.S. dollar transactions using accounts at another French bank, to disguise the nature of the transactions with Cuban parties. BNPP processed thousands of U.S. dollar transactions with a total value of approximately $1.747 billion with Sanctioned Entities located in Cuba and relating to Cuban Credit Facilities.

In October 2004, BNPP received advice from outside counsel advising BNPP to discontinue participating in the Cuban Credit Facilities. By 2006, BNPP compliance officers also noted that the Cuban Credit Facilities did not comply with the U.S. embargo and suggested that they be converted to Euros or to another currency. On February 11, 2008, BNPP implemented a policy that prohibited all new business with Cuba. Despite this policy, two Cuban Credit Facilities remained U.S. dollar denominated after May 2008. Even with pressure from compliance personnel to convert the remaining Cuban Credit Facility into Euros, BNPP continued to receive U.S. dollar payments related to the facility until early 2010.

4.	Providing Relevant Information to the Government

In certain respects, BNPP failed to provide the U.S. government (the “Government”) with timely information that impacted the Government’s ability to bring charges against responsible individuals, Sudanese Sanctioned Entities, and the satellite banks. However, in other respects, BNPP provided substantial cooperation to the Government by (1) conducting an extensive transaction review; (2) identifying potentially violative transactions; (3) responding to numerous inquiries and multiple requests for information; (4) providing voluminous relevant records from foreign jurisdictions; (5) signing tolling agreements with the Government and agreeing to extend such tolling agreements on multiple occasions; (6) conducting interviews with dozens of current and former employees in Paris, London, New York, Geneva, Rome and Milan; and (7) working with the Government to obtain assistance via a Mutual Legal Assistance Treaty (“MLAT”) with France, among other things. BNPP also has now taken several corrective measures to enhance its sanctions compliance.

III.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as a bank, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreements have the effect of precluding each Applicant from acting as an investment adviser, sub-adviser or depositor for any Fund, ESC or BDC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT. The Plea Agreements would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because BNPP is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund, ESC or BDC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

IV.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert the following:

5             Cf.   Applications for Relief from Disqualification, Investment Company Act Release No. 8,689 (Feb. 26, 1975).

A.	Limited Scope of the Misconduct

The Conduct did not involve any of Applicants acting as an investment adviser or depositor of any Fund, ESC or BDC or as principal underwriter for any Open-End Fund, UIT or FACC. The Conduct similarly did not involve any Fund with respect to which Applicants engaged in Fund Service Activities.6

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”7 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations as are the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a Fund, ESC or BDC would have to be deprived of its management or an Open-End Fund, UIT or FACC of its distribution because of charged violations that do not relate in any way to Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders. In short, the conduct of Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of FFTW, BSCM or IAM (the “Adviser Applicants”) to continue providing investment advisory services to Funds would result in the Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services (some of which are highly specialized) that shareholders expected the Funds would receive when they decided to invest in the Funds, and result in the termination of sub-advisory relationships that the Funds’ boards (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Funds.

Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to the Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.

In addition, although successor investment advisers or sub-advisers could replace the Adviser Applicants, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain board and shareholder approvals of new investment advisory or sub-advisory agreements with the new adviser or sub-adviser (except that in the case of one Fund sub-advised by FFTW shareholder approval would not be required since the Fund’s adviser has been granted an order from the Commission permitting it, subject to the approval of the Fund’s board, to enter into new subadvisory agreements with unaffiliated subadvisers without obtaining shareholder approval). The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

6             BNPP does not engage, has not engaged, and will not engage in Fund Service Activities.

7             Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

C.	Adverse Effect on Applicants

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds with a view to continuing and expanding this business, which is considered strategically important. The Adviser Applicants and all other Covered Persons would be precluded from participation in searches for advisory assignments for Funds, which would put them at a competitive disadvantage. Further, if the Orders are not issued, highly valued long-term client relationships would be disrupted and the Adviser Applicants, and all other Covered Persons, some of which have advised Funds in the past and routinely seek investment advisory mandates from Funds, would be precluded from offering advisory services that represent a valuable part of the total financial services they offer. Certain details on the adverse effects on each Applicant are set forth below.

1.	Adverse Effect on BSCM

With respect to BSCM, if it is denied the benefit of the Orders and is therefore prohibited from providing investment advisory services for ten years, BSCM’s business and its employees would suffer substantially. BSCM and its predecessor have spent the past twenty years and devoted substantial resources to develop the expertise that is critical to advising and sponsoring the Funds. If BSCM is denied relief, the result would mean the termination of its advisory relationships with its Fund clients. Since BSCM’s advisory services to such Funds are substantially all of the advisory services it offers, and development of new advisory business for non-investment company clients would take a substantial amount of capital and time with uncertain prospects of success, BSCM would effectively be prevented from continuing its business.

In addition, a denial of the requested relief would severely impact the BSCM employees who are directly involved in the advisory services to the Funds. Hawaii is a relatively small state and few registered investment companies are based in Hawaii. Consequently, all of the BSCM’s twelve employees involved in providing advisory services to the Funds would likely experience great difficulty finding alternative investment advisory and/or investment company-related employment in Hawaii.

2.	Adverse Effect on FFTW

With respect to FFTW, if the Orders are not issued, its long term relationships with third party Funds would be terminated. Further such a prohibition would (1) limit FFTW’s prospective activities in a manner that would prejudice its ability to compete for new business opportunities that may be significant to its business; (2) taint FFTW’s reputation amongst other institutional clients that may consider the failure to obtain the Orders as a factor when considering FFTW for advisory assignments; and (3) have an adverse impact on FFTW’s revenues with the unintended consequence of impacting the continued employment for U.S.-based employees who provide services to these clients. In addition, there are currently 135 people supporting FFTW. FFTW believes that the Plea Agreements will adversely affect its business and that failure to obtain the Orders would not only result in termination of longstanding client relationships, but would also make it impossible to compete for new Fund business and make it difficult for FFTW to compete within the industry more generally.

3.	Adverse Effect on IAM

If the Orders are not issued, IAM’s business and its employees would be adversely affected by IAM’s inability to service a critically important client and to expand its U.S. business. It should be noted

that IAM is a subsidiary of a company listed on the AIM market of the London Stock Exchange (BNPP indirectly owns 25.22% of such company’s shares).

The Fund sub-advisory agreement represents a key client relationship for IAM. The assets under management in relation to the Fund as of June 17, 2014 were approximately $184 million, representing 55% of IAM’s U.S. assets under management. The revenue in relation to the Fund has risen significantly over the past year as a result of rapid growth of the Fund assets under management (rising from $106.6 million in September 2013 to approximately $184 million as of June 17, 2014). Annual revenue for IAM based on the current Fund assets under management would be $826,938, representing approximately 69% of revenues attributable to U.S. clients.

Managing the investments of Funds is an important validation of IAM’s investment expertise and experience in providing services to U.S. clients and is a critical factor contributing to the successful marketing of IAM’s investment advisory services to new clients. Termination of IAM’s investment advisory services to the Fund it sub-advises could jeopardize the other client relationships IAM has established to date in the United States and its ability to capitalize on the significant pipeline of new opportunities that IAM is focusing on in the United States.

Termination of IAM’s investment advisory relationship with the Fund would have a significant impact on IAM’s U.S.–generated revenues and marketing prospects and would likely lead to redundancies, closure of one or more offices and significant disruption to IAM’s business plans to develop further investment products both with the Fund’s investment adviser and independently. IAM currently has four employees working in the United States, with an additional employee to join in August. Without the benefit of the Orders, all of the employees could potentially be impacted.

The potential detrimental consequences of applying the prohibitions of Section 9(a) to IAM would be devastating to IAM and its employees. If IAM is unable to expand its business in the future because of the imposition of the Section 9(a) disqualification, IAM would be materially affected to the point that its U.S. business may need to be dissolved.

4.	Adverse Effect on other Covered Persons and on BNPP

Asset management is a core business of BNPP, and a number of Covered Persons are currently registered with the Commission as investment advisers, some for almost 40 years, and have excellent reputations in the U.S. market. Although such investment advisers are not currently advising Funds, several have advised Funds in the past, regularly respond to requests for proposals to sub-advise Funds, and view such opportunities as economically and strategically significant. BNPP itself does not engage, has not engaged, and will not engage in Fund Service Activities. Other Covered Persons are evaluating whether seeking to advise Funds would be in their best interests. Such persons would be profoundly adversely affected if precluded from seeking and obtaining mandates from Funds should the Orders not be granted as requested.

The severe detriment of the prohibitions of Section 9(a) would have adverse consequences not only at present, but also in the future. If Applicants or Covered Persons are unable to expand their businesses in extremely important parts of the asset management industry in the future because of the imposition of the ten year Section 9(a) disqualification, the businesses would be significantly and adversely affected.

Further, if BNPP were to be denied relief under Section 9(c), when such relief has been granted in similar circumstances in the past to others, it would further punish and stigmatize BNPP even after it has undertaken expansive and costly remedial actions, as discussed below.

D.           Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities. BNPP does not and will not serve in any of the capacities described in Section 9(a) of the Act. The Conduct did not involve any Fund, or the assets of any Fund, with respect to which any Applicant provides Fund Service Activities. Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Applicants, other than BNPP, were not involved in the Conduct and have not been, and will not be, involved in the remedial actions that BNPP has taken or will take to address the Conduct.

E.	No Involvement of Applicants’ Personnel

Applicants note that (1) none of the current or former directors, officers or employees of Applicants (other than certain personnel of BNPP, who were not involved in any of Applicants’ Fund Service Activities) had any involvement in the Conduct; (2) except as set out in the next paragraph, no current or former employee of BNPP or any Covered Person who previously has been or who subsequently may be identified by BNPP or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of FFTW, BSCM, or IAM or any other Covered Person; (3) those identified employees have had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (4) because the personnel of Applicants (other than certain personnel of BNPP who were not involved in any of Applicants’ Fund Service Activities) did not have any involvement in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser.

Nine individuals who have been identified as having been responsible for the Conduct are current employees of BNPP or a Covered Person, namely BNP Paribas (Suisse) S.A., BNPP’s Swiss bank subsidiary, as of the date of this Application. These individuals are not and will not be active and will not be involved in the operations of any Applicant or Covered Person. All other employees of BNPP and any Covered Person who were identified as having been responsible for the Conduct have either resigned or been terminated. Two employees are no longer active but will remain on the payroll through July 31, 2014 pursuant to Swiss law. One employee has resigned and is no longer active, but pursuant to Swiss law, such resignation is effective on October 31, 2014. Two employees were given notice of termination on March 28, 2014 with an effective date of July 31, 2014 as required by Swiss law. However, both employees left on sickness leave, which under Swiss law suspends the termination notice for a maximum of 180 days. For that reason it not possible to establish a final termination date, but the earliest would be October 31, 2014. Neither of these employees is active. Notice of termination was sent to one employee at the end of such employee’s sickness leave, but before such notice was delivered, the employee resigned on June 13, 2014, effective October 31, 2014 pursuant to Swiss law. This employee is no longer active. One employee will retire from BNPP as of September 30, 2014, but is not active effective June 27, 2014. One individual’s consulting contract will be terminated as of December 31, 2014, as required by Swiss law, however such employee is not active effective June 27, 2014. Finally, one employee resigned on June 24, 2014 effective July 31, 2014. Such employee will not be active during the intervening period.

F.	Remedial Actions to Address the Misconduct

After extensive investigation, the DOJ, DANY and BNPP have negotiated a settlement reflected in the Plea Agreements. BNPP has agreed to lawfully undertake the following pursuant to the Plea Agreements: (1) BNPP has agreed to pay a monetary penalty in the amount of $8.8336 billion; (2) BNPP has agreed that any compliance consultant or monitor imposed by the Federal Reserve or DFS will submit every report it produces to each of the Federal Reserve, the DFS, and DANY; (3) BNPP has agreed to enhance its compliance policies and procedures with regard to U.S. sanctions laws and regulations; (4) BNPP has agreed to abide by the orders with the Federal Reserve, the French Autorité de Contrôle Prudentiel et de Résolution (the “ACPR”), and the DFS, as each order is described below; and (5) BNPP has agreed to truthfully and completely disclose any information requested and completely and fully cooperate with DANY, the Federal Bureau of Investigation (“FBI”), the Internal Revenue Service Criminal Investigation (“IRS-CI”) and any other governmental agency designated by the DOJ or DANY.

BNPP has spent considerable time and effort in identifying the root causes of the problems identified in the broad voluntary review it conducted of its transactions with U.S.-sanctioned entities by its affiliates and subsidiaries in Paris, London, Geneva, Milan, Rome and New York during the time period 2002-2009 in order to address and remediate them. BNPP has made a significant investment in bolstering its compliance function by adding a substantial number of compliance personnel. BNPP has invested heavily in compliance projects, Information Technology, Management Information Systems, compliance, legal and other enhancement and remediation efforts. The number of compliance staff at BNPP has more than doubled since 2006.

1.	Structural Enhancements

BNPP’s ongoing remediation steps are aimed at immediately strengthening internal controls, making structural changes to Compliance and Group Financial Security (“GFS”), and reviewing the businesses to ensure best practices within the Group with respect to U.S. dollar clearing and payment flows.

a)	U.S. Center of Compliance

In addition, BNPP continues to introduce enhancements to its systems and processes to ensure U.S. sanctions compliance, including, e.g., the upgrade of its transaction filtering tools in the global network to complement the network in New York and the streamlining of its alert management procedures to ensure the prompt and effective handling of U.S. sanctions compliance alerts. BNPP will physically transfer part of the Group-level GFS function from Paris to New York (“GFS NY”) and operate the U.S. compliance function as a U.S. person. GFS NY will focus on U.S. embargo compliance and controls, working closely with U.S. counsel specialized in U.S. embargo and anti-money laundering (“AML”) compliance. To support GFS NY, a team of lawyers dedicated to U.S. sanctions and AML regulations will be created and will report directly to Group Legal. There will be two core legal teams (in New York and Paris), which will have correspondents in the other main BNPP hubs (Geneva, Hong Kong, Singapore and London). Furthermore, the work of GFS NY will be supported by a dedicated staff of approximately 200 Certified Sanctions Compliance Officers throughout the BNPP network. While these individuals will be located throughout BNPP’s global network and may have a local reporting line, GFS NY will retain full control over their selection and evaluation.

GFS NY will be the ultimate arbiter of U.S. sanctions issues worldwide, and will have authority to compel other branches, subsidiaries and lines of business to comply with its directives and policies. GFS establishes Group-level norms and procedures, and GFS NY will establish those norms and procedures with respect to U.S. sanctions. GFS NY will also review escalated U.S. sanctions alerts from BNPP’s monitoring and sanctions screening systems and will have a role in developing BNPP’s policies and procedures related to customer due diligence. GFS NY will also have direct authority to oversee implementation of OFAC and AML policies and procedures by the core businesses in each of the territories of BNPP. Furthermore, BNPP will allocate a dedicated and protected budget for all investments and expenses related to Financial Security. By establishing GFS NY, BNPP will create a meaningful GFS presence in the United States, fully subject to U.S. law, focused on U.S. sanctions compliance and authorized to direct other territories on issues relating to U.S. sanctions laws.

GFS NY will also help in overseeing a new Group-level business line, “U.S. Dollar Clearing and Payment,” which was formally announced on October 15, 2013, and which will be in charge of supervising all U.S. dollar clearing and payments in BNPP. The mission of this new business line is to organize and centrally supervise all U.S. dollar clearing Group-wide. The new business line will formally delegate the responsibility for local execution to the Heads of Territories (i.e., the relevant head of each country or region throughout the Group) where appropriate. GFS NY will be involved in defining the standard processes for U.S. dollar payment and clearing and will act as a second level of control to ensure their implementation. GFS NY will also be a member of the Group Clearing and Payment Committee, which was created to supervise the operational implementation of this project. Both GFS NY and U.S. Dollar Clearing and Payment are expected to commence operations by the end of summer 2014.

b)	Additional Structural Changes

BNPP has also reaffirmed the centralization of all U.S. dollar clearing in the New York Branch. As a result of this decision by the Group’s Executive Committee on October 14, 2013, all BNPP majority-owned subsidiaries and branches have been instructed to implement a process for the direction of all U.S. dollar clearing transactions through the New York Branch. This consolidated and focused review of U.S. dollar flows will assist in ensuring compliance throughout the Group. Any exceptions to this policy will be identified and analyzed by the Group Clearing and Payment Committee. For those potential exceptions, which are likely to be required by local law applicable to BNPP branches and subsidiaries, the U.S. dollar clearing and payment processes worldwide will be aligned with the standards of the New York Branch.

The first step in this structural change involves mapping all U.S. dollar flows in BNPP. The New York Branch’s policies and procedures will apply in every other entity of the Group where U.S. dollar clearing must be maintained. BNPP expects to implement this mapping and alignment plan by September 2014.

Finally, the New York Branch has decided to withdraw from U.S. dollar correspondent banking on behalf of other institutions. The new policy regarding correspondent banking includes the closure of U.S. dollar clearing services provided to third-party financial institutions.

c)	Other Regulatory Agreements

BNPP will enter into a Cease and Desist Order Issued Upon Consent with the Federal Reserve and the ACPR with respect to BNPP transmitting funds through the United States on behalf of or related to Sanctioned Entities (the “Federal Reserve/ACPR Order”). The Federal Reserve/ACPR Order requires that, within 90 days of the order, BNPP must submit to the Federal Reserve and the ACPR an acceptable OFAC compliance program by BNPP’s global business lines (the “OFAC Compliance Program”). The OFAC Compliance Program must provide for the relocation of a part of GFS to the United States, GFS NY, which will be responsible for BNPP’s OFAC Compliance Program. GFS NY must, among other things: have authority to ensure the implementation of the program by BNPP’s branches, affiliates and business lines, including authority to audit any transaction and overall compliance efforts by any branch affiliate or business line; have authority to compel BNPP’s branches, affiliates and global business lines to comply with the program; and oversee and supervise compliance with the program by BNPP’s U.S. dollar clearing and payment business lines. The program will also promulgate various policies and procedures to ensure compliance with OFAC Regulations, establish an OFAC compliance reporting system that is widely publicized within the organization and incorporated into BNPP’s other reporting systems and create an audit program to test for BNPP’s compliance with OFAC Regulations. During the term of the Federal Reserve/ACPR Order, BNPP will conduct an annual review of OFAC compliance policies, procedures, and implementation and conduct an appropriate risk-focused sampling of U.S. dollar payments, with each such review to be conducted by an independent consultant, acceptable to the Federal Reserve and the ACPR, with appropriate expertise in OFAC compliance issues. Within 90 days of the approval of the OFAC Compliance Program, BNPP must complete a global OFAC risk assessment with particular attention paid to transactions involving its affiliates, branches and subsidiaries. Last, BNPP, its branches, affiliates and global business lines must not act for the purpose of avoiding detection of information by any other financial institution in the payment process, must cooperate as fully as practicable with other financial institutions in the payment process when requested to provide information about the parties involved, must strongly encourage its correspondent banks to observe these principles and must operate its U.S. offices in conformity with the U.S. federal banking agencies’ Interagency Guidance on Transparency and Compliance in Cross-Border Funds Transfers.

BNPP will enter into an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the Federal Reserve with respect to policies and procedures for processing certain U.S. dollar transfers omitting or concealing relevant information from payment messages necessary to determine whether the transactions were carried out in a manner consistent with U.S. law (the “Federal Reserve CMP Order”). The Federal Reserve CMP Order requires BNPP to pay a civil monetary payment in the amount of $508 million. The Federal Reserve CMP Order also provides that BNPP may not, directly or indirectly, retain as either an officer, employee, agent, consultant, contractor of BNPP or any affiliate of BNPP, or in any other capacity, eleven identified individuals. The aforementioned restriction also applies to any current or former employee who is either separated from BNPP or whose employment is terminated by BNPP as a result of any future formal disciplinary action against current employees as a result of BNPP’s internal disciplinary review in connection with the Conduct. Last, the Federal Reserve CMP Order requires BNPP to continue to provide substantial assistance to the Justice Department and the Federal Reserve in connection with the investigation of BNPP’s U.S. dollar clearing business, including the investigation of employees.

BNPP will enter into a Consent Order with the New York State Department of Financial Services with respect to falsifying business records and certain clearing activities with Sanctioned Entities (the “DFS Order”). The DFS Order requires BNPP to pay a civil monetary payment in the amount of $2.2434 billion, in addition to making a payment of reparations and restitution to DFS and the State of New York of $1.05 billion, the latter of which will be satisfied by BNPP’s payment to DANY pursuant to the Plea Agreement, and to take steps to implement a one-year-long suspension of U.S. dollar clearing services through its New York Branch, as described below (the “Suspension”). The Suspension shall begin on January 1, 2015 and terminate on December 31, 2015 and shall encompass the following: (1) suspension of all U.S. dollar clearing by the New York Branch on behalf of BNPP Geneva, BNPP Paris and BNPP Singapore for the oil and gas Energy & Commodity Finance business; (2) suspension of all U.S. dollar clearing by the New York Branch on behalf of BNPP Milan for its oil and gas Trade Finance business and for other Trade Finance business at BNPP Milan; (3) suspension of all U.S. dollar clearing by the New York Branch on behalf of BNPP’s Rome operation for oil and gas related clients; and (4) suspension of all U.S. dollar clearing by the New York Branch of deposits by unaffiliated third-party banks at BNPP London. Additionally, BNPP is also prohibited, for a period of twenty-four months from the date of the DFS Order, from U.S. dollar clearing as a correspondent bank for unaffiliated third party banks in New York and London. BNPP must not circumvent the Suspension in any way. The DFS Order also extends, for an additional two years, the engagement of an Independent Consultant (“IC”), who was initially installed as a result of an MOU entered into on August 19, 2013 between BNPP, the New York Branch, and the DFS. The IC will oversee and evaluate BNPP’s remediation efforts and the Suspension. Last, the DFS Order requires termination or separation of thirteen employees, who may not be retained in the future, directly or indirectly, as either an officer, employee, agent, consultant, or contractor, by BNPP or any affiliate of BNPP.

BNPP will enter into a Consent Order with the United States Department of the Treasury’s Office of Foreign Assets Control with respect to concealing, removing, omitting, or obscuring references to, or the interest or involvement of, Sanctioned Entities in U.S. dollar Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment messages sent to U.S. financial institutions (the “OFAC Order”). The OFAC Order requires BNPP to establish and agree to maintain policies and procedures that prohibit and are designed to minimize the risk of recurrence of similar conduct in the future. BNPP has also agreed to pay OFAC a settlement in the amount of $963,619,900, with such settlement deemed satisfied by its payment of a greater or equal amount in satisfaction of penalties assessed by U.S. federal, state, or county officials arising out of the same pattern of conduct.

As set out below in Section IV.I, each Applicant (and any Covered Person that acts in any capacity described in Section 9(a) of the Act) has undertaken to adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition four to this Application, such later date as may be contemplated by the Federal Reserve Order or the DFS Order, as applicable.

As a result of the foregoing, Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of the investors, Applicants agree that they will, as soon as reasonably practical, distribute to the boards of trustees/directors of the Funds (“Boards”) written materials describing the circumstances that led to the Plea Agreements, as well as any effects on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Applicants provide Fund Service Activities, including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, if any. Applicants undertake to provide the Boards with all information concerning the Plea Agreements and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

H.	Applicants’ Prior Section 9(c) Orders

None of the Applicants, and none of their affiliates previously have applied for and obtained any orders under Section 9(c).

I.	Applicants’ Conditions

Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.	Except as set out in the second paragraph of Section IV.E. of the Application, neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of BNPP or any Covered Person who previously have been or who subsequently may be identified by BNPP or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition four, such later date as may be contemplated by the Federal Reserve/ACPR Order, the Federal Reserve CMP Order, the DFS Order or the OFAC Order.

4.	BNPP will comply in all material respects with the material terms and conditions of the Plea Agreements and with the material terms of the Federal Reserve/ACPR Order, the Federal Reserve CMP Order, the DFS Order and the OFAC Order.

5.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

BNP Paribas S.A.

Betty Whelchel

BNP Paribas S.A.

787 Seventh Avenue

New York, NY 10019

with a copy to:

Donald R. Crawshaw

Wendy M. Goldberg

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that, under the provisions of its governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each

Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-4 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

Applicants named below have caused this Application to be duly signed on their behalf on June 30, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned are familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of their knowledge, information and belief.

BNP PARIBAS S.A.

By:	/s/ Betty Whelchel
Name:	Betty Whelchel
Title:	Managing Director

By:	/s/ David Brunner
Name:	David Brunner
Title:	Managing Director

Applicant named below has caused this Application to be duly signed on its behalf on June 30, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

FISCHER FRANCIS TREES & WATTS, INC.

By:	/s/ Robert Harrison
Name:	Robert Harrison
Title:	Chief Executive Officer

Applicant named below has caused this Application to be duly signed on its behalf on June 30, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BISHOP STREET CAPITAL MANAGEMENT CORP.

By:	/s/ Alan H. Arizumi
Name:	Alan H. Arizumi
Title:	Chairman and Chief Executive Officer

Applicant named below has caused this Application to be duly signed on its behalf on June 30, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

IMPAX ASSET MANAGEMENT LTD.

By:	/s/ Charles David Ridge
Name:	Charles David Ridge
Title:	Director and Chief Financial Officer

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being elected Managing Director of BNP Paribas S.A. (“BNPP”), certifies that this Application is signed by Betty Whelchel, Managing Director of BNPP and David Brunner, Managing Director of BNPP pursuant to the general authority vested in them.

IN WITNESS WHEREOF, I have set my hand this June 30, 2014.

By:	/s/ Richard Skoller
Name:	Richard Skoller
Title:	Managing Director

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being elected Chief Legal Officer and Secretary of Fischer Francis Trees & Watts, Inc. (“FFTW”), certifies that this Application is signed by Robert Harrison, Chief Executive Officer of FFTW, pursuant to the general authority vested in him.

IN WITNESS WHEREOF, I have set my hand this June 30, 2014.

By:	/s/ Robin Meister
Name:	Robin Meister
Title:	Chief Legal Officer and Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being elected Secretary of Bishop Street Capital Management Corp. (“BSCM”), certifies that this Application is signed by Alan H. Arizumi, Chairman and Chief Executive Officer of BSCM, pursuant to the general authority vested in him as such under Article XIV, Section 1 of the Bylaws of Bishop Street Capital Management.

IN WITNESS WHEREOF, I have set my hand this June 30, 2014.

By:	/s/ Carrie K. S. Okinaga
Name:	Carrie K. S. Okinaga
Title:	Secretary and Treasurer

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being elected Company Secretary of Impax Asset Management Ltd. (“IAM”), certifies that this Application is signed by Charles David Ridge, Director and Chief Financial Officer of IAM, pursuant to the general authority vested in him as such under the constitution of IAM and the laws of England and Wales.

IN WITNESS WHEREOF, I have set my hand this June 30, 2014.

By:	/s/ Zack Wilson
Name:	Zack Wilson
Title:	Company Secretary

Appendix A

Part 1 – Funds for Which Fischer Francis Trees & Watts, Inc.

Serves as Sub-Adviser

(a)	American Independence U.S. Inflation-Indexed Fund
(b)	Harbor Money Market Fund*

Part 2 –Funds for Which Bishop Street Capital Management Corp.

Serves as Adviser

(a)	Bishop Street Strategic Growth Fund**
(b)	Bishop Street Dividend Value Fund**
(c)	Bishop Street High Grade Income Fund
(d)	Bishop Street Hawaii Municipal Bond Fund

Part 3 –Fund for Which Impax Asset Management Ltd.

Serves as Sub-Adviser

(a)	Pax World Global Environmental Markets Fund

*	This fund has a manager or managers order so that sub-advisers may be replaced without shareholder vote.
**	This fund is sub-advised by a third party investment adviser.